October 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Jessica Ansart

Re:	Precision Optics Corporation, Inc.
Registration Statement on Form S-1
Originally filed July 20, 2023, as amended
File No. 333-273346

Ms. Ansart:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Precision Optics Corporation, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 pm Eastern Time on October 18, 2023, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact Gregory S. Fryer of Verrill Dana, LLP at (207) 253-4402.

Very truly yours,

PRECISION OPTICS CORPORATION, INC.

/s/ Joseph N. Forkey
By: Joseph N. Forkey
Chief Executive Officer

cc: Gregory S. Fryer, Esq.